Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
4 February 2011
Sterlite Industries (India) Limited
Announces Completion of the Acquisition of
Black Mountain Mines in South Africa
Sterlite Industries (India) Limited (“Sterlite”) today announces the completion of the acquisition of a 74% interest in Black Mountain Mining (Pty) Ltd (“Black Mountain”) in South Africa from Anglo Operations Limited, a member of the Anglo American plc Group, for a share value of $260 million. Sterlite is also replacing the Shareholder loan of $88 million, thus taking the total consideration for Black Mountain to
$348 million. The acquisition includes the Black Mountain zinc mine and the Gamsberg zinc project.
On 10 May 2010, Vedanta announced the proposed acquisition of Anglo American’s zinc assets (“Anglo Zinc”) for a total cash consideration of $1,338 million, on an attributable, debt- and cash- free basis. Anglo Zinc comprises the 100 %owned Skorpion mine in Namibia, the 100% owned Lisheen mine in Ireland and the 74% owned Black Mountain Mines, which includes the Black Mountain mine and the Gamsberg project in South Africa. The acquisition of the Skorpion zinc mine was completed in December 2010, for a cash consideration of approximately $707 million. The process of completing the Lisheen mine transaction is progressing well and is expected to close as per schedule.
Anglo Zinc is an excellent operational and strategic fit with our existing business and will create significant long term value for shareholders. This acquisition will consolidate our position as the world’s largest integrated zinc — lead producer with significant reserves and resources of 478 million tonnes.
Commenting on the transaction, Anil Agarwal, Chairman of Vedanta said: “We are pleased to have completed the second leg of the acquisition of the Anglo Zinc assets. Black Mountain Mine and Gamsberg project are high quality zinc assets and will remain an important economic driver in the region”.

Sterlite Industries (India) Limited	Page 2 of 2
Completion of Acquisition of Black Mountain Mines in South Africa

For further information, please contact:

Investors
Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President — Investor Relations	Tel: + 91 22 6646 1531
Vedanta Resources plc

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: + 91 22 6646 1531
Sterlite Industries (India) Limited
About Vedanta Resources plc
Vedanta Resources plc (“Vedanta”) is a London listed FTSE 100 diversified metals and mining major. The group produces aluminium, copper, zinc, lead, silver, iron ore and commercial energy. Vedanta has operations in India, Zambia, Namibia and Australia and a strong organic growth pipeline of projects. With an empowered talent pool of 30,000 employees globally, Vedanta places strong emphasis on partnering with all its stakeholders based on the core values of entrepreneurship, excellence, trust, inclusiveness and growth. For more information, please visit:
www.vedantaresources.com.
About Sterlite Industries
Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia and Namibia. The company has a strong organic growth pipeline of projects. The company is setting up 5,040 MW independent thermal power plants through its subsidiary Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.
About Black Mountain
Black Mountain represents significant organic growth potential through Gamsberg, one of the largest undeveloped zinc deposits in the world, with JORC mineral resource of 186mt ore. Planned production capacity is 400ktpa of zinc metal, with an operating life in excess of 20 years and further exploration potential.